Qwest Communications International Inc.

1801 California Street

Denver, Colorado 80202

(303) 992-1400

March 29, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Qwest Communications International Inc.
Proxy Statement for 2007 Annual Meeting of Stockholders

Ladies and Gentlemen:

This letter is being furnished by Qwest Communications International Inc., a Delaware corporation (the “Company”), in connection with the filing of the definitive proxy statement and form of proxy (the “Proxy Statement”) for the Company’s 2007 annual meeting of stockholders (the “Annual Meeting”). The Company intends to mail the Proxy Statement on or about April 6, 2007 to all of its stockholders entitled to vote at the Annual Meeting.

As described in the Proxy Statement, stockholders are being asked to approve the amendment and restatement of the Company’s Equity Incentive Plan (the “Plan”). The amendment will not increase the number of shares available for issuance under the Plan. In accordance with Instruction 3 to Item 10 of Schedule 14A, the Company has filed a copy of the amended and restated Plan as Annex A to the Proxy Statement. In accordance with Instruction 5 to Item 10 of Schedule 14A, the Company hereby advises the Securities and Exchange Commission (the “Commission”) that (i) the Company has filed with the Commission registration statements on Form S-8 on June 23, 2000 (File No. 333-40050) and on November 1, 2006 (File No. 333-138364) covering shares to be issued under the Plan and (ii) the Company will file additional registration statements on Form S-8 as needed under the evergreen provisions of the Plan.

Please do not hesitate to contact the undersigned at (303) 992-6244 if you have any questions or concerns regarding this matter.

Very truly yours,

QWEST COMMUNICATIONS INTERNATIONAL INC.

/s/ Stephen E. Brilz
Stephen E. Brilz
Assistant Secretary